EXHIBIT 99.1

Amryt Announces $40m Private Placement with Leading Biotech Investors

DUBLIN, Ireland, and Boston MA, December 8, 2020, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, announced today that it has entered into  securities purchase agreements with several institutional accredited investors for the private placement of 3,200,000 American Depositary Shares (“ADSs”), each representing five ordinary shares, at a purchase price of $12.50 per ADS, yielding expected gross proceeds of $40 million. The private placement includes a mix of new and existing investors including Stonepine Capital, LP, Aquilo Capital Management, LLC, Amati Global Investors, Athyrium Capital Management, LP and Highbridge Capital Management, among others.

Proceeds from the private placement will be used for working capital and general corporate purposes, as well as to potentially acquire, in-license or invest in rare disease technologies, products, businesses or assets.

SVB Leerink acted as lead placement agent to the Company in connection with the private placement. Cantor Fitzgerald and Canaccord Genuity acted as co-placement agents.

The securities to be sold in the private placement have not been registered under the Securities Act of 1933, as amended, (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the ADSs issued and sold in the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offering of the ADSs under the resale registration statement will only be made by means of a prospectus.

The Company has applied for the ordinary shares issued pursuant to this transaction to be admitted to trading on AIM.  Admission is expected on December 15, 2020.  Post this transaction and following the admission of the new ordinary shares to AIM, the issued share capital of the Company will comprise 183,593,296 Ordinary Shares (equivalent to 36,718,659 ADSs). The Company holds 4,791,703 Ordinary Shares in treasury. Therefore, the total number of voting rights in the Company is 178,801,593.  This figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules. The Company will also have in issue 8,966,520 zero cost warrants.

About Amryt

Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products.

Amryt's lead development candidate, FILSUVEZ® is a potential treatment for the cutaneous manifestations of EB, a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  In September and October 2020, Amryt reported positive results from its pivotal global phase 3 trial of FILSUVEZ® in EB.  FILSUVEZ® has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the U.S. Food and Drug Administration.

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body's ability to remove low density lipoprotein ("LDL") cholesterol ("bad" cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.

In March 2018, Amryt in-licensed a pre-clinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Recessive Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.  For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.  The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, those regarding the anticipated use of proceeds from the private placement; the filing of a registration statement to register the resale of the ADSs issued and sold in the private placement; and the Company’s plans, strategies and prospects for its business. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company’s strategy, future operations, future financial position, prospects, plans and objectives of management, are forward-looking statements. Statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO, +353 (1) 518 0200, joe.wiley@amrytpharma.com

Rory Nealon, CFO/COO, +353 (1) 518 0200, rory.nealon@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 20 3709 5700, fennell@consilium-comms.com